January 22, 2020

Amro Albanna
Chief Executive Officer
ADiTx Therapeutics, Inc.
11161 Anderson Street, Suite 105-10014
Loma Linda, CA 92354

       Re: ADiTx Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed January 15, 2020
           File No. 333-235933

Dear Mr. Albanna:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on January 15, 2020

Cover Page

1. We note your disclosure on the prospectus cover page that you have "assumed" a public offering price of $5.50 per Unit. Please revise to clarify, if true, that you are offering
       Units at a fixed price of $5.50 per Unit.
Dilution, page 29

2. We note your disclosures on page 29 that after giving effect to the sale of 1,900,000 units in this offering at an assumed initial public offering price of $5.50 per unit and after deducting the underwriting discounts and commissions and estimated offering expenses, your pro forma as adjusted net tangible book value at September 30, 2019 would have been $8,834,210. We further note your disclosure that this would also represent
 Amro Albanna
ADiTx Therapeutics, Inc.
January 22, 2020
Page 2
      an increase in net tangible book value per share of ($0.71) attributable to new investors in this offering. Based on our recalculation, it appears that the pro forma net tangible book value as of September 30, 2019 should be $6,742,210 resulting in a net tangible book value per share of approximately $0.71 per share. Our recalculation was based on the net proceeds of $9,404,000 added back to the ($2,661,790) net tangible book value as of
      September 30, 2019. Furthermore, based on our recalculation, the increase in pro forma as adjusted net tangible book value per share attributable to new investors in this offering reflected in your table should be $1.06 per share rather than the current ($0.71)
      per share currently reflected, based on the $0.71 pro forma net tangible book value per share after the offering less the ($0.35) net tangible book vale per share prior to the offering. Please explain or revise.
Executive and Director Compensation, page 49

3. Please update executive compensation and director compensation to reflect data for the last completed fiscal year. Please refer to Question 117.05 of the Compliance and
      Disclosure Interpretations for Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Irene Paik at 202-551-6553 with any other questions.



                                                            Sincerely,
FirstName LastNameAmro Albanna
                                                            Division of
Corporation Finance
Comapany NameADiTx Therapeutics, Inc.
                                                            Office of Life
Sciences
January 22, 2020 Page 2
cc:       Richard Friedman, Esq.
FirstName LastName